UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933							OMB APPROVAL
OMB Number: 3235-0101 Expires: July 31, 2023 Estimated average burden hours per response 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.							CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) GOLD RESOURCE CORPORATION				(b) IRS IDENT. NO. 84-1473173	(c) S.E.C. FILE NO. 001-34857		WORK LOCATION
1 (d) ADDRESS OF ISSUER 2000 S. COLORADO BLVD.	STREET SUITE 10200	(b)	CITY DENVER		STATE CO	ZIP CODE 80403	(e) TELEPHONE NO.
							AREA CODE 303	NUMBER 320-7708
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD JASON D. REID		RELATIONSHIP TO ISSUER FORMER OFFICER		(c) ADDRESS STREET 2886 CARRIAGE MANOR POINT		CITY COLORADO SPRINGS	STATE CO	ZIP CODE 80906

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
COMMON	CHARLES SCHWAB 201 COLUMBINE STREET, SUITE #130 DENVER, CO 80206		434,254	$1,172,485	74,289,434	1/25/2021	NYSE AMERICAN
COMMON	CANACCORD GENUITY 609 GRANVILLE STREET, SUITE 2200, VANCOUVER, BC V7Y 1H2		33,487	90,414	74,289,434	1/25/2021	NYSE AMERICAN
COMMON	COMPUTERSHARE 462 SOUTH 4th STREET, SUITE 1600 LOUISVILLE, KY 40202		85,855	231,808	74,289,434	1/25/2021	NYSE AMERICAN

INSTRUCTIONS:		3. (a)	Title of the class of securities to be sold
1. (a)	Name of issuer	(b)	Name and address of each broker through whom the securities are intended to be sold
(b)	Issuer’s I.R.S. Identification Number	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(c)	Issuer’s S.E.C. file number, if any	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(d)	Issuer’s address, including zip code	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
(e)	Issuer’s telephone number, including area code		by the most recent report or statement published by the issuer
		(f)	Approximate date on which the securities are to be sold
2. (a)	Name of person for whose account the securities are to be sold	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
COMMON COMMON COMMON COMMON COMMON COMMON COMMON COMMON COMMON COMMON COMMON COMMON COMMON COMMON	1/21/2009 3/4/2009 5/10/2012 11/15/2012 3/3/2014 5/14/2014 8/4/2017 1/15/2018 8/2/2018 8/15/2018 8/8/2019 8/15/2019 8/15/2020 12/29/2020

Stock Option Exercise

Stock Option Exercise

Gift

Market Purchase

Gift

Market Purchase

Compensatory Stock Award

Stock Option Exercise

Compensatory Stock Award

Compensatory Stock Award

Compensatory Stock Award

Compensatory Stock Award

Compensatory Stock Award

Compensatory Stock Award

Gold Resource Corporation

Gold Resource Corporation

Bill Reid, Unknown Date.

NA

Bill Reid, Unknown Date.

NA

Gold Resource Corporation

Gold Resource Corporation

Gold Resource Corporation

Gold Resource Corporation

Gold Resource Corporation

Gold Resource Corporation

Gold Resource Corporation

Gold Resource Corporation

				67,300 6,315 122,018 7,326 122,018 2,000 10,869 108,155 10,870 6,082 10,870 13,702 13,703 52,368	1/21/2009 3/4/2009 NA 11/15/2012 NA 5/14/2009 NA 1/15/2018 NA NA NA NA NA NA	Net Exercise Net Exercise NA Cash NA Cash NA Net Exercise NA NA NA NA NA NA

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
JASON REID, 2886 CARRIAGE MANOR POINT, COLORADO SPRINGS CO 80906 JASON REID, 2886 CARRIAGE MANOR POINT, COLORADO SPRINGS CO 80906	COMMON STOCK COMMON STOCK	1/20/21 1/22/21	300,000 140,764	734,166 378,000

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

1-25-2021	/s/ Jason D. Reid
DATE OF NOTICE	(SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,	of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.
IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)